Richard J. Wirth Assistant General Counsel Law Department Direct Dial: (860) 843-1941 Fax: (860) 843-8665

July 13, 2011

Ms. Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-8629

RE:	Hartford Life Insurance Co Separate Account Seven
Initial Registration Statement on Form N-4
Files Nos. 333-174678; 811-04972

Hartford Life & Annuity Insurance Co Separate Account Seven
Initial Registration Statement on Form N-4
Files Nos. 333-174679; 811-09295

Dear Ms. Skeens:

Presented below and attached hereto please find specific responses to each of your comments and questions from July 7, 2011:

1.               General

a.               COMMENT:  Please note that each filing has material information, including the names of the portfolio companies and their related fees and charges, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  Agreed.

b.              COMMENT:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE:  Registrant confirms.

c.               COMMENT:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE:  Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the company’s guarantees.  The applicable insurer will be primarily responsible for paying out on any guarantees associated with the contracts in question.

d.              COMMENT:  Please confirm that all capitalized terms are defined in the included Glossary. It appears that some terms (for example, “Minimum Amount Rule” in the Surrenders section, p. 21, and “Commutation Form” in the same section, p. 23) are not in the Glossary.

RESPONSE:  Agreed.

e.               COMMENT:  Please resolve the apparent conflict between the Glossary definition of the term “Contract Value” and the way in which the term is used in the prospectus. From the context in which it is used, the term appears to refer to the total value of all the Sub-Accounts and the Fixed Accumulation Feature. However, its Glossary definition seems to indicate that it may represent the value of only a single account. (According to the Glossary, Contract Value means “the total value of the Account on any Valuation Day,” and Account, in turn, is defined as “[a]ny of the Sub-Accounts or the Fixed Accumulation Feature” (emphasis added)). If this is not the intended meaning of the term, please revise the Glossary definition of Contract Value accordingly.

RESPONSE:  Agreed.

f.                 COMMENT:  Please renumber the sections of the prospectus to match the table of contents.

RESPONSE:  Agreed.

g.              COMMENT:  In several places, the prospectus conditions obligations under the Contract on receipt of documents “in good order,” (For example, see the discussion in Section 4(a) at pp. 11-12 regarding initial Deposits to a Contract; the discussion at p. 14 regarding enrollment instructions for Dollar Cost Averaging Programs; the discussion at p. 15 regarding Sub-Account Transfers; and the discussion in Section 4(b) at p. 20 regarding computation of the AWA.) However, in most cases, the prospectus does not explain what a Contract Owner must do to satisfy the “good order” requirement. Please provide additional disclosure to clarify this important requirement where it appears in the prospectus.  Alternatively, please define this term in the Glossary.

RESPONSE:  Agreed.  Registrant has defined the term in the glossary.  However, the administrative requirements for each specific transaction are communicated to the Contract Owner at the time of the requested transaction.

h.              COMMENT:  Please consider breaking the Standard Death Benefit disclosure into two sections. The first section should describe the death benefit settlement options applicable to all of the death benefits (standard, optional, Personal Pension Account, etc.) and also describe how the different death benefits (Contract and Personal Pension Account components) fit together. The second section should describe the Standard Death Benefit.

RESPONSE:  Agreed.

i.                  COMMENT:  Many of the optional riders include investment restrictions. Please disclose that the purpose of the investment restrictions is to reduce the volatility in investment performance and that such reduced volatility may reduce the returns on investments. In addition, please disclose that the investment restrictions may lessen the likelihood that Hartford might have to make payments under the optional riders.

RESPONSE:  Agreed.  Registrant added disclosure to the Maximum Anniversary Value IV and Income Foundation Builder riders under “Other Information.” Please note that the marketing name for the Guaranteed Minimum Withdrawal Benefit Plus II rider has been changed to Income Foundation Builder.

j.                  COMMENT:  Please consider revising the name of the “Return of Death Benefit IV” optional rider. This death benefit appears to be a standard Return of Premium Death Benefit. However, the name of the rider might cause an investor to form an incorrect inference that he must elect this rider to receive a death benefit under the contract.

RESPONSE:  Agreed.

2.              Cover Page

a.               COMMENT:  Please revise the third sentence of the first paragraph as the contract is a “single” and “joint” variable annuity.

RESPONSE:  Registrant respectfully submits that according to Form N-4, this type of variable annuity is “individual.”  However, Registrant did add clarifying language as suggested that the annuity may be owned on either a single or joint ownership basis.

b.              COMMENT:  Please identify on the cover page the location of the Statement of Additional Information’s table of contents, as required by Item 1(a)(v) of Form N-4.

RESPONSE:  Agreed.

3.              Introduction (p. 3)

COMMENT:  Please remove or revise the instruction to choose a contract class as there is only one class offered in this prospectus. In addition, please add Premium Based Charges to the table in the sales related charges.

RESPONSE:  Agreed.

4.              Fee Table — Contract Owner Transaction Expenses (p. 4)

a.               COMMENT:  Please define the term “Eligible Investments.”

RESPONSE:  Agreed.

b.              COMMENT:  Please clarify what the CDSC is a percentage of.

RESPONSE:  Agreed.

c.               COMMENT:  Please remove the column showing the contract year zero or explain supplementally why such a column is appropriate to reflect. Please also remove the column “9+” and put a “+” after Contract Year 8.

RESPONSE:  Agreed.

d.              COMMENT:  The CDSC is a surrender charge (albeit contingent), so please remove the surrender fee listing of “none” from the fee table, Also, please list the CDSC schedule as a “surrender charge” or “deferred sales load” in the fee table.

RESPONSE:  Agreed.

5.              Fee Table — Contract Owner Periodic Expenses (p. 4)

a.               COMMENT:  Please clarify what the Premium Based Charge is a percentage of.

RESPONSE:  Agreed. Registrant has added footnote 3 to the Fee Summary to describe the Premium Based Charge.

b.              COMMENT:  Please include a footnote to the Premium Based Charge similar to footnote 1 to the fee table.

RESPONSE:  Agreed.

c.               COMMENT:  Please disclose, to the extent accurate, that the Premium Based Charge will only be assessed for that deposit’s CDSC period.

RESPONSE:  Agreed. Registrant added the requested language in footnote 3.

d.              COMMENT:  Please disclose in a footnote to the table that the Premium Based Charge is deducted annually (to be consistent with the narrative preceding the table).

RESPONSE:  Agreed.

6.              Fund Table — Total Annual Fund Operating Expenses (p. 5)

COMMENT:  With regard to the Total Annual Fund Operating Expenses, please confirm that the registrant will show gross fees. If the registrant wishes to show fees net of contractual waivers extending out at least one year, the registrant may add a second line doing so.

RESPONSE:  Agreed.

7.              The General Account (p. 7)

a.               COMMENT:  After the term “DCA Plus” program, please provide a cross-reference to the discussion of that program in the Dollar Cost Averaging Programs section.

RESPONSE:  Agreed.

b.              COMMENT:  In the second sentence, please clarify that the obligations under the contract include the death benefits and optional withdrawal benefit.

RESPONSE:  Agreed.

8.              Fixed Accumulation Feature (p. 9)

COMMENT:  In the fourth paragraph of this section, please remove the term “rider” from the phrase “separate rider fee.”

RESPONSE:  Agreed.

9.              How do you purchase a Contract? (p. 11)

COMMENT:  In the third paragraph of this section, please remove the reference to “contract class” as only one contract is offered through this registration statement.

RESPONSE:  Agreed.

10.       How is Contract Value calculated before the Annuity Commencement Date? (p. 12)

COMMENT:  At the end of the first sentence, please include additional language to the effect “or any Payment Base associated with an optional benefit”.

RESPONSE:  Agreed.

11.       Static Asset Allocation Models (pp. 12-13)

COMMENT:  If one of these models is removed, please clarify whether monthly rebalancing will occur for those existing policy owners that are using the model.

RESPONSE:  Agreed.

12.       Dollar Cost Averaging Programs (p. 14)

a.               COMMENT:  Please consider including a brief description of what dollar cost averaging is and any benefits of using a dollar cost averaging program.

RESPONSE:  Agreed.

b.              COMMENT:  For clarity, please bold or underline the headings under which each program is described (i.e., “DCA Plus,” “Fixed Amount DCA,” and “Earnings/Interest DCA”). In addition, please replace the phrase “these programs” in the beginning of the DCA Plus discussion with “this program,” as DCA Plus is a single program.

RESPONSE:  Agreed.

13.       Automatic Income Program (p. 15)

a.               COMMENT:  Please explain that “AWA” means “Annual Withdrawal Amount” and provide a cross-reference to the term’s definition in the Glossary.

RESPONSE:  Agreed.

b.              COMMENT:  The sentence beginning “If received prior to age 59%, may have adverse tax consequences” appears to be a sentence fragment.

RESPONSE:  Agreed.

14.       Other Program considerations (p. 15)

COMMENT:  Please revise the first sentence of the second to last bullet for clarity.

RESPONSE:  Agreed.

15.       What Happens When you Request a Sub-Account Transfer? (pp. 15-16)

COMMENT:  Please consider removing this section as it discusses Hartford’s internal policies and it not relevant to a contract owner.

RESPONSE:  Agreed.

16.       What Restrictions Are There on your Ability to Make a Sub-Account Transfer? (p. 16)

COMMENT:  Please clarify what a “Company-sponsored Program” refers to.

RESPONSE:  Agreed. Registrant added language that a Contract exchange program may be offered by us from time to time.

17.      Premium. Based Charge (p. 19)

The description of the Premium Based Charge is confusing for several reasons.

a.               COMMENT:  The prospectus states that the Premium Based Charge “is based on a percentage of Remaining Gross Premium” without discussing what the “Remaining Gross Premium” is or how it is calculated. It is also unclear from this description whether the Premium Based Charge is based on a percentage of Remaining Gross Premium (as stated here) or in fact is a percentage of Remaining Gross Premium (as indicated by the fee table in the front of the prospectus (at p. 4). Please provide a plain English discussion of the Remaining Gross Premium that clarifies these points. In particular, please specify the relevant date for determining the amount of the Remaining Gross Premium used for calculating the Premium Based Charge.

RESPONSE:  Agreed.  Registrant has revised this section to address the concerns noted. In addition, the definition of “Remaining Gross Premium” was revised and examples were added in Appendix A with appropriate cross-references.

b.              COMMENT:  In the sentence beginning, “Any subsequent Premium Payments that brings [sic] your cumulative total Remaining Gross Premiums to a new breakpoint....,” please specify what “subsequent” means (i.e., subsequent to what?). Also, please provide a brief explanation of the term “breakpoint,” and include a cross-reference to the Contract Owner Periodic Expenses fee table in the front of the prospectus.

RESPONSE:  Agreed.  Registrant has revised this section to reflect the comments, above.  A cross-reference and explanation of the term “breakpoint” was added.

c.               COMMENT:  Please bold the following sentence: “As a result, you may be subject to different levels of Premium Based Charges based on when and how much you invest.”

RESPONSE:  Agreed.

d.              COMMENT:  Please provide an example showing how different levels of Premium Based Charges could be applied to a Contract, and, if added in the Appendix, include a cross-reference to that example in this section.

RESPONSE:  Agreed.

e.               COMMENT:  Please explain supplementally what the “Premium Based Charge schedule” refers to (e.g., the charge lasts for the CDSC period).

RESPONSE:  The Premium Based Charge schedule refers to the duration of the charge which is the same as the 7-year CDSC Period.  Registrant revised the disclosure to clarify.

f.                 COMMENT:  Please clarify how the Premium Based Charges operate when values are moved to and from the Sub-Accounts and the Fixed Accumulation Feature and Personal Pension Account.

RESPONSE:  Agreed.

g.              COMMENT:  As to amounts that are withdrawn or transferred, please clarify whether such transfers are taken on a First-in First-out basis. Also, please clarify how earnings operate with respect to the charge.

RESPONSE:  Agreed.

h.              COMMENT:  This section also states that a proportional Premium Based Charge will be deducted upon partial Surrenders “in excess of the AWA” without explaining what the “AWA” is or how it is calculated. Please provide a brief explanation of this term.

RESPONSE:  Agreed.

i.                  COMMENT:  Please provide an example showing how Premium Based Charges would be applied in each of the situations set forth in the bullet points (e.g., partial Surrenders in excess of the AWA, etc.), and, if added to the Appendix, include a cross-reference to that example in this section.

RESPONSE:  Agreed.

j.                  COMMENT:  If Letters of intent can reduce the Premium Based Charges, please explicitly state so and adjust the “Letters of Intent” definition and state variations sections accordingly.

RESPONSE:  Agreed.  Please note that the marketing name for Letters of Intent was changed to Total Expected Premium. In response to the concerns noted above, language was added to this section, the definition, and in the Fee Summary to explicitly state that the Premium Based Charge and CDSC may be adjusted based on Total Expected Premium. In addition, examples were added to Appendix A to show the adjustments based on Total Expected Premium.

18.       Contingent Deferred Sales Charges (p. 19)

a.               COMMENT:  At the end of the first paragraph, please include a cross-reference to the Surrenders section and the Annuity Payouts section for more information regarding when a CDSC may be applied in those situations.

RESPONSE:  Agreed.

b.              COMMENT:  Please revise the first sentence of the second paragraph. The sales charge is not a percentage of Eligible Investments. Rather the CDSC breakpoint schedule is based on the value of Eligible Investments.

RESPONSE:  Agreed.

19.       Surrenders (pp. 21-22)

a.               COMMENT:  In the second paragraph, please delete “see “Personal Pension Account” section above,” and substitute a specific cross-reference to the discussion of “Personal Pension Account” in Section 6(b).

RESPONSE:  Agreed.

b.              COMMENT:  In the discussion of partial Surrenders, the prospectus states that “If we deduct the CDSC from your remaining Contract Value, that amount will also be subject to CDSC.” Please clarify the “amount” that will also be subject to CDSC under the default option.

RESPONSE: Agreed.

c.               COMMENT:  At the end of the same paragraph, please provide a cross-reference to Examples 1 through 5 under the CDSC Examples in Appendix A.

RESPONSE:  Agreed.

d.              COMMENT:  In the discussion of the “minimum amount rule,” please bold the sentence beginning, “If you fail to comply with the Minimum Amount Rule”. In addition, unless this term is to be inserted into the Glossary, please remove the capitalizations.

RESPONSE:  Agreed.

e.               COMMENT:  Please complete the last sentence of the second bullet point in the discussion of the minimum amount rule.

RESPONSE:  Agreed.

f.                 COMMENT:  In the section “What is Commuted Value?”, at the end of the third paragraph, please provide a cross-reference to Examples 6 and 7 under the CDSC Examples in Appendix A.

RESPONSE:  Agreed.

20.       Annuity Payouts (pp. 23-27)

a.               COMMENT:  In the first paragraph, please complete the sentence fragment, “Funds allocated to the Personal Pension Account under Annuity Payout Options Two and Eight.”

RESPONSE:  Agreed.

b.              COMMENT:  Option Two — Life Annuity with a Cash Refund (p. 24): In the second paragraph, in the sentence beginning, “Unless otherwise provided below,” please specify the section to which “below” refers.

RESPONSE:  Agreed. Registrant revised the language to clarify.

c.               Option Eight — Joint and Last Survivor Life with Cash Refund (pp. 25-26)

i.                  COMMENT:  Please define the terms “Payout Purchase Rate” and “Credited Interest Rate.”

RESPONSE: Agreed.

ii.               COMMENT:  In the sixth paragraph, in the sentence beginning, “However, if you prefer not to exercise these rights, you must notify us the....,” please provide a date by which the Contract Owner must provide notification.

RESPONSE:  Registrant has clarified the language to reflect the noted concerns; however there is no specific date by which the Contract Owner must provide notice.

iii.            COMMENT:  In the sentence after the bullet points beginning, “This option is only available for Personal Pension Account Payouts,” please define the term “contract lives.”

RESPONSE:  Agreed. Registrant has revised the language to clarify.

d.              COMMENT:  After the first bolded sentence on page 26, please provide a cross-reference to Example 6 under the CDSC Examples in Appendix A.

RESPONSE:  Agreed.

e.               COMMENT:  Please delete the second bolded sentence on page 26 and the two following paragraphs since they appear to be repetitive.

RESPONSE:  Agreed.

f.                 COMMENT:  Automatic Annuity Payouts (p. 26):  Please define the term “Assumed Investment Return” or include the definition in the Glossary.

RESPONSE:  Agreed. The term has been added to the Glossary.

g.              COMMENT:  Variable Dollar Amount Annuity Payouts (p. 27): Please define the terms “Net Investment Factor” and “Annuity Unit Factor” here or in the Glossary.

RESPONSE:  Agreed.

21.       How is the Death Benefit paid? (pp. 28-29)

COMMENT:  At the end of the fifth paragraph, please provide a cross-reference to Section 9(B)(2)(f) (as corrected pursuant to comment #1.a.), “Federal Tax Consequences.”

RESPONSE:  Agreed. Registrant notes that the Table of Contents numbering has been corrected.

22.       How is the charge for this rider calculated? (p. 30)

a.               COMMENT:  The prospectus states that even though the amount charged by the registrant for the rider can go up or down, the registrant “cannot increase the rider fee” once the rider has been elected, except as provided in the next paragraph below. If the rider fee can change only as a result of the circumstances set forth in the following paragraph, please make that clear in this paragraph.

RESPONSE:  Agreed.

b.              COMMENT:  In addition, please clarify whether the termination of a voluntary fee waiver that was in effect at the time of rider purchase would cause the fee to increase to the current (at the time of rider purchase) fee.

RESPONSE:  Agreed. Registrant has removed the reference to the voluntary fee waiver (as requested below) and clarified the language regarding the rider fee in effect.

c.               The prospectus states “We reserve the right to charge up to the maximum fee described in the Fee Summary (absent any voluntary fee waivers by us) at any time without notice.”

i.                  COMMENT:  Please remove the reference to voluntary waivers in this sentence as it creates an unnecessary level of confusion.

RESPONSE:  Agreed.

ii.               COMMENT:  Please note that since you list current fees in your prospectus, you must supplement the prospectus to increase your rider fees up to the maximum fee.

RESPONSE:  Duly noted.

23.       Can you terminate this rider? (p. 31)

COMMENT:  While the prospectus states that the Contract Owner cannot terminate the Maximum Anniversary Value IV rider, it states elsewhere that the rider can be terminated as a result of certain events. Please include a note to that effect in this section and provide a cross-reference to the conditions which may result in termination set forth in “Other Information.”

RESPONSE:  Agreed.

24.       Are there restrictions on how you must invest? (p. 32)

COMMENT:  With respect to the first sentence of the second paragraph, please clarify that prospective changes refer to new contract owners (as opposed to existing contract owners).

RESPONSE:  Registrant has removed the word “prospectively,” however; any modifications, additions, deletions or substitutions would also apply to current Contract Owners invested in such funds or models to the extent permissible.

25.       How is the charge for this rider calculated? (p. 34)

a.               COMMENT:  The prospectus states that that once you elect the rider, you cannot increase the fee. Please clarify if the termination of a voluntary fee waiver that was in effect at the time of rider purchase would cause the fee to increase to the current (at the time of rider purchase) fee.

RESPONSE:  Agreed.

b.              The prospectus states “We reserve the right to charge up to the maximum fee described in the Fee Summary (absent any voluntary fee waivers by us) at any time without notice.”

i.                  COMMENT:  Please remove the reference to voluntary waivers in this sentence as it creates an unnecessary level of confusion.

RESPONSE:  Agreed.

ii.               COMMENT:  Please note that since you list current fees in your prospectus, you must supplement the prospectus to increase your rider fees up to the maximum fee.

RESPONSE:  Duly noted.

26.       Can you terminate this rider? (p. 35)

COMMENT:  The prospectus states “A Company-sponsored exchange of this rider will not be considered to be a termination by you of the rider,” Please explain supplementally what is intended by this disclosure.

RESPONSE:  If we offer a contract or rider exchange program in the future, we would not consider participation in such program to be a violation of the terms of the rider preventing termination by the contract owner.

27.       Are there restrictions on how you must invest (p. 36)

COMMENT:  The first paragraph of this section states that there are no investment restrictions on this rider. However, the second paragraph refers to “the investment restrictions above”. Please clarify the investment restrictions to which this sentence refers.

RESPONSE:  Agreed.

28.       Payment Base (p. 38)

a.               COMMENT:  Please note that if the registrant intends to implement an Annual Payment Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit.

RESPONSE:  Agreed.  At this time, there is no intent to implement such cap.

Separately, the prospectus states that it may impose a cap on market increases for “new sales only” and refers to Appendix D. However, Appendix D appears to be intended as a list of optional rider investment restrictions and does not discuss this issue. Furthermore, given the importance of this disclosure, it should be provided in the body of the prospectus rather than in an appendix. Therefore, please revise this section to clarify whether this phrase means contracts purchased after the effective date of this prospectus or contracts purchased after the value of the cap has been disclosed in the prospectus. If it is the former, please note what is the lowest cap rate the registrant reserves the right to impose.

RESPONSE:  Agreed.

b.              COMMENT:  The prospectus notes that the CDSC is not imposed on compliant withdrawals that are in excess of the AWA. Please note this in the CDSC section.

RESPONSE:  Registrant respectfully submits that such disclosure is located as the third bullet listed under “Items not subject to a CDSC.”

c.               COMMENT:  The prospectus notes that the “terms of the rider shall prevail in the event of a conflict between the terms of the rider and any other concurrent guaranteed minimum death benefit rider with respect to the Transfer Limit.,” and refers the reader to the Appendix for a demonstration of this conflict. Please provide a description in plain English as to how a conflict could occur. Please also revise the prospectus to avoid the implication that the “terms” of either rider might be something other than what is disclosed in this section.

RESPONSE:  Agreed.

Furthermore, please make conforming changes for this comment in the Deferral Credit Base section.

RESPONSE:  Agreed.

29.       Deferral Credit Base (p. 39)

COMMENT:  Please disclose the amount of the Deferral Credit. Also, please place in bold that any partial surrenders and transfers above the Transfer Limit will permanently discontinue all deferral credits.

RESPONSE:  Agreed.

30.       Is the rider designed to pay you withdrawal benefits for your lifetime? (p. 39)

COMMENT:  Please remove the reference to different Withdrawal Percentage Age Bands as there is only a single age band offered under the rider. Please make corresponding changes throughout the prospectus (e.g., page 42).

RESPONSE:  Agreed.

31.       Can you revoke the rider? (p. 40)

COMMENT:  While the prospectus states that the Contract Owner cannot terminate the Guaranteed Minimum Withdrawal Benefit Plus Rider II, it states elsewhere that the rider can be terminated as a result of certain events. Please include a note to that effect in this section and provide a cross-reference to the conditions which may result in termination set forth in “Other Information.”

RESPONSE:  Agreed.

32.       Are there restrictions on how you must invest? (p. 42)

COMMENT:  In the last two sentences of the first paragraph, the prospectus states that in the event of a conflict between the investment restrictions for the Guaranteed Minimum Withdrawal Benefit Plus Rider II and those set for optional death benefit riders, the investment restrictions for the GMWB shall control, and refers the reader to Appendix D for more information. However, Appendix D contains no discussion of this issue. Please revise either this section or Appendix D to provide the information referred to in the prospectus.

RESPONSE:  Agreed.

33.       Other information (p. 44)

COMMENT:  Please revise the second sentence of the 10th bullet on page 44 to include language to the following effect: “Please carefully review the maximum fee disclosed in this contract’s prospectus fee table.”

RESPONSE:  Agreed.

34.       Personal Pension Account— Objective (p. 44)

COMMENT:  Please clarify that certainty of predetermined lifetime payouts relates to payouts that commence during the Guarantee Window.

RESPONSE:  Agreed.

35.       How does the rider help achieve this goal? (p. 45)

COMMENT:  Please revise the reference to Appendix D as this appendix merely describes investment restrictions.

RESPONSE:  Agreed.

36.       Is the rider designed to provide withdrawals for your lifetime? (p, 46)

COMMENT:  The second paragraph, which discusses commutation of the Personal Pension Account, does not mention that the Annuity Payout Value may be reduced by a CDSC, if applicable. If such a reduction is possible, please so note.

RESPONSE: Agreed.

37.       Is this rider designed to pay you a death benefit? (p. 47)

COMMENT:  Please revise the last sentence of this section to clarify that the statement “Personal Pension Account Death Benefits are not subject to annuitization ...” refers to annuitization while the contract owner is alive. Annuitization is a payout option available for the Personal Pension Account Death Benefits when the contract owner is deceased.

RESPONSE:  Agreed.

38.      What effect do partial or full Surrenders have on your benefits under this rider? (p. 48)

a.               COMMENT:  Please place the following text in bold-faced type “Your commuted value may be significantly less than your Annuity Payout Value,”

RESPONSE:  Agreed.

b.              COMMENT:  In the last paragraph of the “Transfers” discussion, the prospectus states that “[n]o CDSC will be applied to Accumulation Balance transferred to Funds or the Fixed Accumulation Feature, or vice versa.” Please confirm supplementally that use of the term “vice versa” is intended to mean that no CDSC will be imposed on amounts transferred to Accumulation Balance from the Funds or the Fixed Accumulation Feature.

RESPONSE:  Registrant confirms that the use of the term “vice versa” is intended as described.

39.       Glossary (pp, 49, 51)

a.               COMMENT:  On page 49, to avoid confusion, please use either the term Total Balance or Account Balance, not both interchangeably.

RESPONSE:  Agreed.

b.              COMMENT:  On page 49, please update the definition of Administrative Office to remove the reference to the old address.

RESPONSE:  Agreed.

c.               COMMENT:  Please revise the definition of Dollar Cost Averaging to account for transfers to and from the Personal Pension Account.

RESPONSE:  Agreed.

40.       How Contracts Are Sold (p. 54)

COMMENT:  Please revise the last part of the last sentence in the second paragraph to read “who are Financial Intermediaries.”

RESPONSE:  Agreed.

41.       CDSC Examples (pp. A•2 - A-8)

a.               COMMENT:  Examples 1 through 5 state that “[s]tep 1 does not apply” but do not describe this step. Please identify Step 1 in these examples and explain why it does not apply.

RESPONSE:  Agreed.

b.              COMMENT:  In Example 7, please capitalize the defined term “Remaining Gross Premium.”

RESPONSE:  Agreed.

42.       Maximum Anniversary Value IV Examples (pp. A-16 - A-17)

a.               COMMENT:  The meaning of note 2 to Example 1 is unclear. Please clarify. The same comment applies to Example 2, note 5.

RESPONSE:  Registrant has renumbered the footnotes to chronologically flow through the examples.  Additionally, the footnotes have been clarified in response to the concerns noted above.

b.              COMMENT:  In Example 1, note 3, the term “Annual Performance” should not be capitalized as it is not a defined term. (The same comment applies to Guaranteed Minimum Withdrawal Benefit Plus Rider II Example 2, note 1.)

RESPONSE:  Agreed.

c.               COMMENT:  In Example 3, note 3, the partial Surrender factor appears to be based on the Contract Value in Contract Year 5, rather than Contract Year 3 (as stated in the assumptions). Please review and revise if necessary.

RESPONSE: Registrant respectfully submits that example 3 builds off of the assumption from example 2, which includes the partial Surrender in Contract Year 5. However, Registrant has updated the numbering and flow of the MAV IV examples in an effort to clarify.

43.       Guaranteed Minimum Withdrawal Benefit Plus Rider II Examples (p. A-19)

a.               COMMENT:  Please clarify whether any or all of these examples reflect Premium Based Charges.

RESPONSE: Agreed.

b.              COMMENT:  In. Example 2, note 1, the term “Annual Performance” should not be capitalized as it is not a defined term.

RESPONSE:  Agreed.

44.       Appendix D

a.               COMMENT:  The Appendix notes provides a minimum allocation for the Diversifier HLS Fund but leaves the minimum percentages for all others blank in each of the models where the Diversifier HLS Fund is listed. Please clarify what is intended by these blanks. In addition, please make conforming amendments for the Portfolio Planner Asset Allocation Models and the Investment Strategies Asset Allocation Models set forth

RESPONSE:  Agreed.

b.              COMMENT:  The Appendix notes many of the funds as “Fund A, B, C, etc.” or “Fund 1, 2, 3, etc.”. Please revise the prospectus to provide the names of these funds. Please also revise the Appendix to note the investment objective for each of the funds, including the Diversifier HLS Fund.

RESPONSE:  Agreed.

c.               COMMENT:  The Appendix groups different names, such as “Hartford Checks and Balances” together with names such as “Fund Company X Strategy” without any clarity as to whether the names refer to funds, portfolios or both. In addition, these groupings are made under captions such as “Portfolio Planner Asset Allocation Models” and “Investment Strategies Asset Allocation Models,” without any clarity as to the significance of these titles. Please revise the Appendix to clarify these ambiguities.

RESPONSE:  Agreed.

45.       Tandy Representations

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, Registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

Thank you.

Sincerely,

/s/ Richard J. Wirth